UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aequi Acquisition Corp.

(Name of Issuer)
Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)
00775W201**

(CUSIP Number)

November 30, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**Reflects the CUSIP number for the Issuer’s Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00775W201	SCHEDULE 13G	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,980,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,980,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.96%***
12		TYPE OF REPORTING PERSON HC

*** Based on 23,000,000 outstanding shares of Class A Common Stock of the Issuer. Outstanding shares includes 3,000,000 shares pursuant to the full exercise of the underwriters’ over-allotment option which closed on December 2, 2020 in connection with the Issuer’s initial public offering.

CUSIP No. 00775W201	SCHEDULE 13G	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,980,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,980,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.96%***
12		TYPE OF REPORTING PERSON HC

*** Based on 23,000,000 outstanding shares of Class A Common Stock of the Issuer. Outstanding shares includes 3,000,000 shares pursuant to the full exercise of the underwriters’ over-allotment option which closed on December 2, 2020 in connection with the Issuer’s initial public offering.

CUSIP No. 00775W201	SCHEDULE 13G	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS GI Holdco II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,980,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,980,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.96%***
12		TYPE OF REPORTING PERSON HC

*** Based on 23,000,000 outstanding shares of Class A Common Stock of the Issuer. Outstanding shares includes 3,000,000 shares pursuant to the full exercise of the underwriters’ over-allotment option which closed on December 2, 2020 in connection with the Issuer’s initial public offering.

CUSIP No. 00775W201	SCHEDULE 13G	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS GI Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,980,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,980,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.96%***
12		TYPE OF REPORTING PERSON HC

*** Based on 23,000,000 outstanding shares of Class A Common Stock of the Issuer. Outstanding shares includes 3,000,000 shares pursuant to the full exercise of the underwriters’ over-allotment option which closed on December 2, 2020 in connection with the Issuer’s initial public offering.

CUSIP No. 00775W201	SCHEDULE 13G	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,980,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,980,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.96%***
12		TYPE OF REPORTING PERSON HC

*** Based on 23,000,000 outstanding shares of Class A Common Stock of the Issuer. Outstanding shares includes 3,000,000 shares pursuant to the full exercise of the underwriters’ over-allotment option which closed on December 2, 2020 in connection with the Issuer’s initial public offering.

CUSIP No. 00775W201	SCHEDULE 13G	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,980,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,980,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,980,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.96%***
12		TYPE OF REPORTING PERSON IA

*** Based on 23,000,000 outstanding shares of Class A Common Stock of the Issuer. Outstanding shares includes 3,000,000 shares pursuant to the full exercise of the underwriters’ over-allotment option which closed on December 2, 2020 in connection with the Issuer’s initial public offering.

CUSIP No. 00775W201	SCHEDULE 13G	Page 8 of 13 Pages

Item 1.	(a) Name of Issuer:

Aequi Acquisition Corp.

(b) Address of Issuer’s Principal Executive Offices:

500 West Putnam Avenue, Suite 400, Greenwich, CT 06830

Item 2.	(a) Name of Person Filing:

This statement is jointly filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC, and Guggenheim Partners Investment Management, LLC (“GPIM”). This statement relates to the shares of Class A Common Stock, par value $0.0001 per share of the Issuer (the “Shares”), underlying units of the Issuer (the “Units”) each consisting of one Share and one-third of one redeemable warrant (the “Warrants”), beneficially owned directly by GPIM, a Delaware limited liability company, and by another subsidiary of Guggenheim Capital, LLC (the “Subsidiary”). Guggenheim Capital, LLC is the majority owner of Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC and GPIM. GPIM is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser, GPIM may be deemed to be the beneficial owner of certain of the Shares of the Issuer reported herein for purposes of §13(d) and 13(g) of the Securities Exchange Act of 1934.

(b) Address of Principal Business Office, or, if none, Residence:

Guggenheim Capital, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Partners, LLC: 227 West Monroe Street, Chicago, IL 60606

GI Holdco II LLC: 330 Madison Avenue, New York, NY 10017

GI Holdco LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Partners Investment Management Holdings, LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Partners Investment Management, LLC: 100 Wilshire Boulevard, 5th Floor, Santa Monica, CA 90401

(c) Citizenship:

Guggenheim Capital, LLC is a Delaware limited liability company.

Guggenheim Partners, LLC is a Delaware limited liability company.

GI Holdco II LLC is a Delaware limited liability company.

GI Holdco LLC is a Delaware limited liability company.

Guggenheim Partners Investment Management Holdings, LLC is a Delaware limited liability company.

Guggenheim Partners Investment Management, LLC is a Delaware limited liability company.

(d) Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

(e) CUSIP Number:

00775W201

CUSIP No. 00775W201	SCHEDULE 13G	Page 9 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 00775W201	SCHEDULE 13G	Page 10 of 13 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of November 30, 2020, Guggenheim Capital, LLC may be deemed the beneficial owner of 2,980,000 Shares directly beneficially owned by GPIM, and indirectly by Guggenheim Partners Investment Management Holdings, LLC, GI Holdco LLC, GI Holdco II, LLC and Guggenheim Partners, LLC. GPIM shares investment discretion over 738,900 Shares with the Subsidiary. This amount excludes the Warrants to purchase Shares, because the Reporting Persons do not have the right to acquire the Shares underlying the Warrants within 60 days.

(b) Percent of class:

Each of Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC, and GPIM may be deemed to beneficially own approximately 12.96% of the outstanding Shares. GPIM and the Subsidiary share investment discretion over 3.21% of the outstanding Shares.

(c) Number of shares as to which the person has:

Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC, and GPIM

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,980,000

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,980,000

CUSIP No. 00775W201	SCHEDULE 13G	Page 11 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See disclosure in Item 2 hereof.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00775W201	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020

Guggenheim Capital, LLC

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Senior Managing Director, Authorized Signatory

GI Holdco II LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

GI Holdco LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

CUSIP No. 00775W201	SCHEDULE 13G	Page 13 of 13 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Shares of Aequi Acquisition Corp. dated as of November 30, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 10, 2020

Guggenheim Capital, LLC

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Senior Managing Director, Authorized Signatory

GI Holdco II LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

GI Holdco LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory